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Exhibit 12

Ratio of Earnings to Fixed Charges

        The following table sets forth MXenergy Holdings Inc.'s historical ratios of earnings to fixed charges for the periods indicated. The historical ratios are prepared on a consolidated basis in accordance with generally accepted accounting principles and, therefore, reflect all consolidated earnings and fixed charges.

        The ratio of earnings to fixed charges for each of the periods is determined by dividing earnings by fixed charges. Earnings consist of income (loss) from operations before income taxes, amortization of previously capitalized interest and fixed charges, exclusive of capitalized interest cost. Fixed charges consist of interest incurred, unrealized losses on interest rate swaps and amortization of deferred loan costs and hedge facility fees.

	Three Months Ended March 31, 2007		Nine Months Ended March 31, 2007	Year Ended June 30,
				2006	2005		2004		2003		2002
	(dollars in thousands)
Earnings before fixed charges:
Income (loss) before income taxes	$55,945		$(6,739)	$(66,783)	$41,230		$50,293		$22,460		$5,504
Interest and other debt expense	10,525		29,001	4,261	3,472		3,219		2,270		1,416
Estimated interest portion of rental expense	121		412	176	130		56		41		22

Earnings (loss) before fixed charges	$66,591		$22,674	$(62,346)	$44,832		$53,568		$24,771		$6,942

Fixed charges:
Interest and other debt expense	$10,525		29,001	$4,261	$3,472		$3,219		$2,270		$1,416
Estimated interest portion of rental expense	121		412	176	130		56		41		22

Total fixed charges	$10,646		$29,413	$4,437	$3,602		$3,275		$2,311		$1,438

Ratio of earnings to fixed charges(1)(2)	6.26	x	—	—	12.45	x	16.36	x	10.72	x	4.83	x

(1)
The ratio of earnings to fixed charges was less than one-to-one for the nine months ended March 31, 2007 and the year ended June 30, 2006. Earnings for such periods were insufficient to cover fixed charges by $6.7 million and $66.8 million, respectively.

(2)
On a pro forma basis after giving effect to the offering of the notes, the funding and repayment of the bridge loan, the acquisition of substantially all of the assets of Shell Energy Services Company, L.L.C., and the payment of related fees and expenses, the ratio of earnings to fixed charges would have been less than one-to-one for the nine months ended March 31, 2007 and the year ended June 30, 2006. Earnings for such periods would have been insufficient to cover fixed charges by $1.4 million and $92.2 million, respectively.

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Ratio of Earnings to Fixed Charges